FREEGOLD VENTURES LIMITED

For Immediate Release

www.freegoldventures.com

Freegold Converts $1.5 Million in Debt

January 18, 2010 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) ("Freegold" or "the Company") is please to announce that it has reached agreement with various unsecured creditors to issue an aggregate of 14,529,440 common shares of the Company ("Common Shares") at a deemed issue price of $0.11 per share in satisfaction of an aggregate of $1,598,238.46 of indebtedness of the Company. The Company has received regulatory approval for the issuance of such shares. The Company has also negotiated favourable terms to repay an additional US$827,454 over three to four years.

"We have been working with our creditors for some time and are very pleased that they have shown the confidence in Freegold and its projects and management team to accept Freegold shares in satisfaction of a significant portion of our indebtedness", said Kristina Walcott, Freegold's President and Chief Executive Officer. "After giving effect to the new debt settlements and reduction in indebtedness from the sale last fall of our Almaden project and the related conversion by Tiomin Resources Inc. of the amount that we owed to it, we are in a much improved financial position compared to where we were a few months ago.  With our recent option agreement on the Golden Summit Project with Western Standard Metals we are continuing to improve our financial position. We certainly appreciate the patience and support of our shareholders and creditors through a very difficult period."

About Freegold Ventures Limited

Freegold is a company focused on the exploration of gold projects in Alaska. Freegold holds a 100% interest in the Golden Summit gold project, which is located in east central Alaska, subject to an option agreement under which Western Standard Metals Ltd can earn a 50% interest in the project, as well as a 100% leasehold interest in the Rob gold project located near the Pogo Gold Mine in the Goodpaster Mining District of Alaska and Freegold has an exploration agreement with option to lease the Vinasale gold project in central Alaska.

For further information contact:

Kristina Walcott-President and Chief Executive Officer

604.662.7307

jkw@freegoldventures.com

This press release contains forward-looking information.  This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the Company’s future financial position. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information.  These factors include uncertainties relating to the availability and timing of financing and other factors. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.